BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006
BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York 10006


Linda L. Assali             Mailing Address
Vice President              BT Services Tennessee, Inc.
Telephone : (615)835-2901   648 Grassmere Park Road
                            Nashville, Tennessee 37211


                            February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filling Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    METROTRANS CORP



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,

                            Linda L. Assali



Enclosures






                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No. ) *
                           --------


                 METROTRANS CORP
                  NAME OF ISSUER :

               Common Stock:  Par  $.01
           TITLE OF CLASS OF SECURITIES

                    592665103
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [  ]. (A fee is not required only if the filing
person :(1) has a previous statement on percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. )
( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




              Continued on following page(s)




                                    Page 2 of 6
CUSIP No. 592665103

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporation.

NUMBER OF     5. SOLE VOTING POWER
              Bankers Trust Company  100,000 shares
SHARES
BENEFICIALLY  6. SHARED VOTING POWER
              Bankers Trust Company        0 shares
OWNED BY
EACH          7. SOLE DISPOSITIVE POWER
              Bankers Trust Company  235,300 shares
REPORTING
PERSON        8. SHARED DISPOSITIVE POWER
              Bankers Trust Company        0 shares
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              Bankers Trust Company  235,300 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              Bankers Trust Company           5.77%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK



                                      Page 3 of 6

CUSIP No. 592665103


Item 1 (a)     NAME OF ISSUER:

               METROTRANS CORP

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
	        OFFICES:

               777 Greenbelt Parkway
               Griffin, GA 30223


Item 2 (a)    NAME OF PERSON FILING:

              Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company.


Item 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              280 Park Avenue
              New York, New York 10017

Item 2(c)     CITIZENSHIP:

              Bankers Trust New York Corporation, and its wholly - owned subsidiary, Bankers Trust Company are incorporated in the State of New York with its principal business office located in New York.

Item 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock:  Par  $.01

Item 2 (e)    CUSIP NUMBER:

              592665103











CUSIP No. 592665103                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

          For Bankers Trust company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

Item 4     OWNERSHIP:

  As of December 31, 1996

  (a)   Amount Beneficially Owned:

        Bankers Trust Company             235,300 shares


  (b)   PERCENT OF CLASS:

        Bankers Trust Company  5.77%


  (c) Number of shares as to which the Bank has:

  (i) Sole power to vote or to direct the vote -

       Bankers Trust Company              100,000 shares


 (ii) Shared power to vote or to direct the vote -

       Bankers Trust Company                  0   shares

 (iii) Sole power to dispose or to direct the disposition of
-

       Bankers Trust Company            235,300   shares

 (iv) Shared power to dispose or to direct the disposition of -


       Bankers Trust Company                  0   shares


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.



                                      Page 5 of 6
CUSIP No. 592665103


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION AND
          CLASSIFICATION OF NUMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.


Item 10 CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


















                                      Page 6 of 6
CUSIP No. 592665103


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1996

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary

Signature:      Bankers Trust Company

By:                 /s/James T. Byrne, Jr.

Name:               James T. Byrne, Jr.

Title:              Secretary

























                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company